Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer Memorandum, dated June 19, 2013 and any amendments or supplements to such Offer Memorandum. The Offeror (as defined below) is not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If the Offeror becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, the Offeror will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot comply, the Offeror will not make the Offer to the holders of Shares in that jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase
All Ordinary Shares With a Nominal Value of EUR 0.12
in the Capital of
D.E Master Blenders 1753 N.V.
at
EUR 12.50 per Share, Net in Cash,
Pursuant to the Offer Memorandum dated June 19, 2013
by
Oak Leaf B.V.

Oak Leaf B.V., a public limited liability company incorporated under the laws of the Netherlands (the “Offeror”), is offering to purchase all issued and outstanding ordinary shares with a nominal value EUR 0.12 per share (“Shares”) in the capital of D.E Master Blenders 1753 N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), at a price of EUR 12.50 per Share, cum dividend, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer Memorandum, dated June 19, 2013 (together with any amendments or supplements thereto, the “Offer Memorandum”). If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. If you are holding Shares individually recorded in the Company’s shareholders’ register and you tender your Shares under the Offer, you will not have to pay any brokerage fees or similar expenses.

The Offer is being made pursuant to the Merger Protocol, dated as of April 12, 2013 as amended and restated on June 6, 2013 (together with any further amendments or supplements thereto, the “Merger Protocol”), among the Offeror and the Company. The Merger Protocol is more fully described in the Offer Memorandum.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 17:40 HOURS CET (11:40 HOURS ET) ON AUGUST 15, 2013, UNLESS THE OFFER IS EXTENDED BY THE OFFEROR.

The Offer is not subject to any financing condition.  The consummation of the Offer is, however, conditioned upon, among other things the number of Shares tendered in the Offer and not validly withdrawn, the Shares that are directly or indirectly held by the Offeror or any of its affiliates and the Shares that are unconditionally and irrevocably committed to the Offeror or any of its affiliates (the “Acceptance Level”) representing at least 95% of all Shares at the expiration of the Offer on a fully diluted basis, which condition will be waived by the Offeror in the event that (i) the Company’s Extraordinary General Meeting of Shareholders has voted in favor of the legal merger of the Company with and into an indirect wholly owned non-listed subsidiary of the Offeror and such resolution is in full force and effect, (ii) the Acceptance Level represents at least 80% of all Shares at the expiration of the Offer on a fully diluted basis, (iii) the Offeror has obtained a waiver under the senior facilities agreement with respect to the Offer (the “SFA”) in accordance with the provisions of the SFA to waive the minimum Acceptance Level without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver) and (iv) nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation (as defined below) in accordance with its contemplated terms, which shall for the avoidance of doubt include that the proposal with respect to the legal merger described above shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of the Company to Oak Sub B.V.). In addition, the consummation of the Offer is subject to certain other conditions, including antitrust clearance under applicable laws, which approvals have been obtained from the European Commission and the Federal Antimonopoly Service of Russia. The Offeror and the Company each reserve the right to waive certain conditions to the Offer to the extent permitted by law and the terms and conditions of the Merger Protocol. A more detailed discussion of the conditions to consummation of the Offer is contained in the Offer Memorandum.

THE BOARD OF DIRECTORS OF THE COMPANY FULLY SUPPORTS AND UNANIMOUSLY RECOMMENDS THE OFFER.

The purpose of the Offer is for the Offeror and its affiliates, to acquire the Company. Subject to the Offer being declared unconditional, the Offeror reserves the right to use any permitted method to acquire 100% of the Shares, including by means of a Post-Closing Merger and Liquidation.

If, immediately following the subsequent offering period, the Acceptance Level represents at least 95% of the Company’s aggregated issued share capital on a fully diluted basis, the Offeror will declare the Offer unconditional and commence a statutory buy-out procedure in accordance with section 2:92a, section 2:201a or section 2:359c of the Dutch Civil Code (“Statutory Buy-Out”) in order to acquire the remaining Shares not tendered and not held by the Offeror, its affiliates or the Company.

If (i) the Offer is declared unconditional, (ii) the resolution of the general meeting of shareholders of the Company to complete the legal merger described above is adopted and in full force and effect and (iii) the Acceptance Level immediately after the subsequent offering period is less than 95% of all Shares on a fully diluted basis, the Offeror intends to pursue a series of transactions upon completion of which the Offeror will hold 100% of the shares of a legal successor of the Company and full ownership of the Company's business (the “Post-Closing Merger and Liquidation”). As a result of the Post-Closing Merger and Liquidation, it is intended that each of the Company’s shareholders that did not accept the Offer will receive an advance liquidation distribution per Share equal to the Offer Price, without interest and subject to withholding and other taxes.  A more detailed discussion of the Post-Closing Merger and Liquidation is contained in the Offer Memorandum.

Subject to the Offer being declared unconditional, without prejudice to the Post-Closing Merger and Liquidation, the Offeror shall be entitled to effect or cause to effect any other restructuring of the Company and its group companies for the purpose of achieving an optimal operational, legal, financial or fiscal structure in accordance with the Dutch Decree on Public Takeover Bids, the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; (the “Exchange Act”), the Dutch Financial Supervision Act and Dutch law in general, some of which may have the effect of diluting the interest of any remaining minority shareholders (“Post-Closing Restructuring Measures”).

Shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that at any time the Offeror, together with its affiliates, holds 95% or more of the Shares, the Offeror’s current intention is to acquire the remaining Shares not tendered by means of Statutory Buy-out. In the event the Offeror holds, together with its affiliates, 95% or more of the Shares, the remaining Company shareholders may also initiate takeover sell-out proceedings in accordance with article 2:359d of the Dutch Civil Code.

Subject to the provisions of the Merger Protocol and the applicable rules and regulations of the U.S. Securities and Exchange Commission and Dutch securities law, the Offeror reserves the right, and under certain circumstances the Offeror may be required, to extend the Offer, as described in Section 5.7 of the Offer Memorandum. Unless the Merger Protocol or the Offer is terminated in accordance with its terms, the Offeror will commence a subsequent offering period after the date and time at which Shares are first accepted for payment in the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, in accordance with Dutch law and the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act, to the extent relief has not been granted from these rules, as described in Section 3.10 of the Offer Memorandum.

In the event that the Offeror announces that the Offer is declared unconditional, the shareholders having tendered their Shares for acceptance on or prior to the expiration time of the Offer will be paid no later than within three Dutch Business Days following the date the Offer is declared unconditional, the Offer Price in respect of each Share validly tendered and not validly withdrawn, or defectively tendered and not validly withdrawn provided that such defect has been waived by the Offeror, and transferred on the terms and subject to the conditions and restrictions of the Offer Memorandum. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Rabobank International, the Exchange Agent for the Offer (the “Exchange Agent”), which will act as agent for the tendering shareholders for the purpose of receiving payments from the Offeror and transmitting such payments to the tendering shareholders, directly or indirectly through the Tender Agent for Direct Registry. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Holders of Shares which are held through an institution admitted to NYSE Euronext in Amsterdam, the Netherlands, the regulated market of Euronext Amsterdam N.V. (an “Admitted Institution”) are requested to make their acceptance known via their bank, broker or other financial intermediary no later than 17:40 hours CET (11:40 hours ET) on August 15, 2013, unless the Offer is extended in accordance with Section 5.7 of the Offer Memorandum. The relevant bank, broker or other financial intermediary may set an earlier deadline for communication by holders of such Shares in order to permit the bank, broker or other financial intermediary to communicate their acceptance to the in a timely manner. Accordingly, holders of Shares that are held, directly or indirectly, through an Admitted Institution should contact their bank or broker or other financial intermediary to obtain information about the deadline by which such shareholders must accept the Offer and comply with the times and dates communicated by such bank or broker or other financial intermediary as such times and dates may differ from the times and dates set out in the Offer Memorandum.

Shareholders owning Shares individually recorded in the Company’s shareholders’ register (“Record Holders”) will receive a letter of transmittal (the “Tender Form”) from Computershare Trust Company N.A., (the “Tender Agent for Direct Registry”). Record Holders wishing to accept the Offer in respect of such Shares must deliver a completed and signed Tender Form to the Tender Agent for Direct Registry prior to 17:40 hours CET (11:40 hours ET) on August 15, 2013, unless the Offer is extended in accordance with Section 5.7 of the Offer Memorandum. Record Holders holding 6,250 or fewer Shares, which are not held in a joint account, trust, corporation, LLC, partnership or other legal entity may also follow the instructions and complete the tender process on the site www.cpu-us.com/demb or call Computershare Trust Company, N.A. tollfree at 1-800-214-7371 and follow the instructions provided and complete the tender process to tender prior to 17:40 hours CET (11:40 hours ET) on August 15, 2013, unless the Offer is extended in accordance with Section 5.7 (Extension).

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer. To withdraw previously tendered shares, Record Holders must timely deliver a written or facsimile transmission notice of withdrawal to the Tender Agent for Direct Registry at the address set out in the Offer Memorandum. To withdraw previously tendered shares, holders of Shares that are held, directly or indirectly, through an admitted institution must timely deliver a written or facsimile transmission notice of withdrawal to the Exchange Agent at the address set out in the Offer Memorandum. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares.

Shareholders may elect to receive the Offer Price converted into U.S. dollars, in which case such U.S. dollar equivalent of the Offer Price will be calculated using the European Central Bank euro foreign exchange reference rate either one business day after the date on which the Offer is declared unconditional with respect to Shares tendered prior to expiration of the Offer, or one business day following the day on which the acceptance of the Offer and tender of the Shares by the relevant shareholder is received by the Exchange Agent with respect to

Shares tendered during a subsequent offering period and the payment in U.S. dollars to such shareholder will be net of a currency exchange commission of 0.3% of the Offer Price per tendered Share charged by Exchange Agent.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in the Offeror’s sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Offeror or any of its affiliates or assigns, the Exchange Agent, Georgeson Inc. as the Information Agent for the Offer (the “Information Agent”), Citigroup Global Markets, Inc. as the U.S. Dealer Manager for the Offer or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 5.2 of the Offer Memorandum at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer Memorandum and is incorporated herein by reference.

The Company has provided the Information Agent, on the Offeror’s behalf, with the Company’s shareholder’s register for the purpose of disseminating the Offer to holders of Shares. The Offer Memorandum will be mailed to record holders of Shares whose names appear on the Company’s shareholder’s register and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares in the Offer, Statutory Buy-Out, Post-Closing Merger and Liquidation or any other Post-Closing Restructuring Measure will be a taxable transaction for U.S. federal income tax purposes. Shareholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 10.2 of the Offer Memorandum.

The Offer Memorandum contains important information and should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer Memorandum may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. The Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Shareholders in the U.S.:
480 Washington Boulevard, 26th Floor
Jersey City, New Jersey 07310
All Holders in the United States: 1-800-561-3947

Shareholders outside the U.S:
2nd Floor, Vintners Place, 68 Upper Thames Street,
London EC4V 3BJ, United Kingdom

Toll-Free Number European Retail Shareholders: 00 800 3813 3813
European Bank and Broker Helpline: +44 (0) 870 703 6357

June 20, 2013